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                                                     Filed by CIENA Corporation.
                                                            pursuant to Rule 425
                                                under the Securities Act of 1933
                                                     Commission File No. 0-21969
                                            Subject Company: Cyras Systems, Inc.




The following is a transcript of a conference call which took place on December 19,2000


Operator: Good day everyone and welcome to this CIENA Corporation's Special conference call. Today's call is being recorded. At this time for opening remarks and introductions, I would like to turn the call over to the Vice President of Investor Relations, Ms. Suzanne DuLong. Please go ahead Ms. DuLong.

Suzanne DuLong: Thanks Brett and thanks everyone for joining us on short notice this morning to discuss what we believe is a very exciting combination of CIENA and Cyras. I'm pleased to have with me this morning Patrick Nettles, CIENA's Chairman and CEO and Gary Smith, CIENA's President and Chief Operating Officer.

         Joining us from Boston this morning is Joe Chinnici, our CFO and we're very pleased to have with us Alnoor Shivji, founder, CEO and President of Cyras. He joins us from Fremont, California along with Steve Chaddick, CIENA's Senior Vice President Systems and Technologies.

         Pat will begin the call this morning with a brief introduction. We'll then go to Gary's comments about the business and strategic synergies we see with Cyras. Steve and Alnoor will discuss Cyras's K2 platform and a combination with CIENA's product family.

         Joe will wrap up the prepared remarks portion of our call with the deal points and our guidance as to the expected impact of this transaction on CIENA's financial model. We'll then open the call to your questions and answers.


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         This morning's press release is available via Business Wire and First
         Call and should also be on CIENA's Web site at http://www.ciena.com. If you're unable to obtain a press release or if you'd like to be added to our email distribution list, please call our IR department at 888-243-6223.

         Before I hand it off to Pat, let me remind you that during this call, we will be making forward-looking statements. Such statements are based on current expectations, forecasts and assumptions of the company that include risks and uncertainties.

         These statements should be viewed in the context of the risk factors detailed in our 10K filed with the SEC on December 7, 2000 as well as some additional risk factors described in the filings we have made and are making today regarding this transaction.

         I apologize, I made a statement earlier, we're going to take calls this morning from (sell side) analysts only due to some time constraints. Pat, I'll turn the call over to you.

Patrick Nettles: Thank you Suzanne. Thank you all for joining us. I'll limit my comments this morning to a very brief introduction.

         This is an important strategic step for CIENA. We've talked about this market sector in previous calls and discussions, and as we've said, our perspective here is driven primarily by what customers need and what customers are prepared to act on. That's the primary motivation for this deal.

         Gary will speak to the strategic value. Steve will address the combination and what this means for our product portfolio and the evolving network architecture. Alnoor, welcome to the family, and he will speak to his view and the shared view of the market vision. And then Joe will give you a few of the transaction and guidance.


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         With that, I'm going to turn it over to Gary for his comments.

Gary Smith: Thanks Pat and good morning everyone. Firstly, we're very, very excited about the potential of this combination. We've been keeping a very close watch on this particular market opportunity and evaluating our options as you'd expect very carefully.

         And this is really about the edge of the service provider network. This move, as Pat said was driven by customer demand and the selection of Cyras as a partner is reinforced by customer feedback.

         We believe that Cyras has developed the best next generation SONET transport and switching platform and has a very compelling and differentiated solution for service providers' metropolitan area networks.

         We're also confident that now is the time to make this move and that Cyras will prove to be a significant participant in this market opportunity made all the stronger by the combination with CIENA.

         This opportunity based on RHK's estimates for example, we believe could be as much as $8 billion in 2001 and could reach $11 billion by 2004. So it opens up a new market opportunity for CIENA.

         We see Cyras's K2 platform as a very natural extension of CIENA's industry leading product family. It extends the features and services enabled by CoreDirector towards the edge of the network. We also believe that the addition of Cyras furthers our position as a strategic supplier to our customers for next generation networking equipment.


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         Cyras has a high capacity data optimized next generation SONET transport and switching platform that we believe will deliver the economic benefits of optical networking further towards the edge of service provider networks than ever before and is entirely consistent with our vision of the next generation architecture.

         We believe that with the addition of Cyras, CIENA becomes really the only vendor positioned to offer service providers a true next generation network architecture from the core to the edge of the network.

         Both partners we believe bring significant collateral to this deal. Cyras brings the K2 platform, product expertise, an exceptionally strong engineering team and a total of 264 employees. We fully expect the addition of the K2 platform to our product portfolio will significantly expand CIENA's footprint at the edge of the network.

         And what does CIENA bring? We think we bring our existing significant presence in this particular metropolitan optical space together with some very strong customer relationships, an established sales channel and global service and support capabilities.

         As Pat said, we believe this is an important strategic move for CIENA, one that will increase CIENA's total addressable market significantly and add another growth driver to CIENA's industry leading next generation product portfolio. As I said earlier, we've seen strong customer interest and demand for a product with K2's capabilities.

         With those comments, I'd now like to turn it over to Steve Chaddick, early in California, to talk about product synergies and to see how we view the network architecture evolving. Steve?

Steve Chaddick: Thank you Gary and good morning everyone. Gary said it already but I'll say it one more time. From the product portfolio point of view, the addition of the Cyras K2 platform is


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         extraordinarily important to us and we're extremely excited about the opportunities opened by the addition of this platform to our family.

         Cyras directly compliments our existing product set and specifically CoreDirector and the software enabled features of CoreDirector for intelligent optical networking and provides reach for us from the middle of the network, the core of the network where we've traditionally been quite strong all the way through to the edge of the metropolitan area transport and switching networks.

         Our current portfolio including CoreDirector and CoreDirector CI in the core of the network will be directly complimented by the K2 platform at the edge of the network where it's similar to smart bandwidth provisioning features and service differentiating opportunities for our network providing customers.

         So we believe that the addition of this product provides the extension of those same features we have today with the CoreDirector family all the way to the very edge of the network including comprehensive end to end capabilities for creating and managing customized services.

         Cyras has developed what we believe is not just a next generation transfer platform but the next, next generation multi service platform providing TDM including SONET and SDH, especially (digi) and ATM (deplan) integration services all the way to the edge.

         And we believe it'll be the first multi service platform to deliver multi-10 gigabit interfaces in this portion of the network, a natural compliment to the 10 gigabit capability of the (port seas) of Metro and CoreDirector products.

         The K2 Cyras product also delivers advance provisioning and transport functions to service providers multiple of the networks again consistent with LightWorks operating system and the LightWorks services vendors we've been talking about for so long now, allowing cable carriers to


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         adapt directly changing demanding and complex mixed traffic environments again, sitting next to and complimenting the services offered by CoreDirector and its family.

         So bottom line here is what we do with the K2 platform as we push smart intelligent bandwidth provisioning services of CoreDirector and its LightWorks OS operating system all the way to the edge of the network including service level management and bandwidth management for data centric networks.

         I'm now going to ask Alnoor to say a few words more specifically about the K2 platform. Alnoor?

Alnoor Shivji: Thank you Steve. First of all, I'm very pleased to be joining you here today. Speaking for everyone at Cyras, we are very excited about the potential of this combination. CIENA has earned a reputation as a leader in next generation architectures. And I can think of no better organization for Cyras to be associated with.

         From the beginning, CIENA's pursued a strategy of simplifying service provider networks. Cyras has pursued exactly the same strategic goal in the metropolitan area network. Cyras K2 Trans-Metro Optical platform is a next generation data optimized multi service transport and switching platform which will offer the functionality of SONET/SDH, digital cross connects, Add/Drop Multiplexers, gigabit Ethernet ATM ((inaudible)), DWDM wavelength adapters and MPLS switches all in a very small single network element.

         The same K2 platform supports a wide variety of ports including the DS1, DS3, OC-3, OC-12, OC-48 and OC-192 with what we believe is industry leading for density. The K2 supports full TSI and TSA arbitrary switching including tributary to tributary, tributary to ring and ring to ring connectivity.


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         By collapsing the functions of many of these discreet platforms into one compact switch chassis with interchangeable line cards, we believe the carriers can realize an immediate ten to 40 fold increase in price bandwidth efficiencies over current legacy network solutions.

         Cyras has shipped its K2 platform to four customers for trials thus far. And one of these customers is testing the ten gigabit capability of the K2 platform.

         Commercial availability of the product is expected during the first half of calendar 2001. We expect CIENA's existing presence at the core of service provider networks worldwide will provide significant leverage for this product and will speed its adaptation.

         Before handing to Joe, let me again say how excited we are about this combination. Joe.

Joe Chinnici: Thanks Alnoor and again, welcome to the team. Good morning everyone. As noted in this morning's press release, CIENA has agreed to acquire Cyras in exchange for 27 million shares of CIENA common stock. Based on the closing price of CIENA stock on December 18, 2000, the deal is valued at approximately $2.6 billion.

         Subject to regulatory approvals and customary closing conditions, CIENA expects this transaction to close in the first calendar quarter of 2001. Morgan Stanley served as financial advisor to CIENA on this transaction.

         CIENA intends to account for this transaction as a purchase and expects the transaction to qualify as a tax-free reorganization. We expect the transaction will become accretive during the latter half of the company's fiscal year 2002, assuming expected revenue and cost synergies as well as anticipated product pricing and excluding one time charges associated with the acquisition as well as amortization of intangibles and deferred stock compensation costs.


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         CIENA expects to complete an in-process R&D valuation analysis over the next several weeks and we'll have more to talk to you about that later.

         Following completion of the transaction, Cyras will form a new CIENA division focusing on multi service access and switchings. And all employees of Cyras will become employees of CIENA.

         Alnoor Shivji, Cyras founder, CEO and President will report to CIENA President and COO, Gary Smith. The sales efforts of both companies will be combined into CIENA's existing sales organization.

         Before I begin to offer our guidance for CIENA's financials performance, I will remind you once again that these are forward-looking statements and it is important to review the risk factors detailed in our latest 10K filed on December 7 in order to understand the factors that might cause actual results to differ materially from this guidance.

         Provided the deal has closed, we expect to be able to offer you more detailed guidance regarding the impact of this transaction on our financial model during our fiscal 2-1 conference call currently scheduled for February 15, 2001. Until such time, we are not revising our revenue forecast for 2001 as a result of this transaction.

         As we stated in our conference call on December 7, we continue to expect total fiscal year 2001 revenue growth excluding any potential contribution from Cyras to be in the wide range of 75% to 85% growth over 2000.

         We expect that as a result of this transaction, the operating expense model we discussed with you on December 7 will change to reflect a higher level of investment in R&D, sales and marketing associated with Cyras's product development and introduction efforts.


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         As a result of this increased investment, we are revising our 2001 EPS estimates again assuming successful completion of this deal. Prior to this announcement, the consensus of First Call estimates for CIENA's fiscal year 2001 was 70 cents.

         Assuming successful completion of this transaction in the first calendar quarter of 2001 and certain synergies, we expect this transaction to be dilutive to expect that 2001 earnings per share by 19 to 22 cents. We expect the transaction will be accretive during the latter half of 2002. We would not expect (sell side) analysts to adjust their models to reflect this dilution until after the deal has closed.

         Operator, we'll now take calls from the (sell side) analysts.

Operator: Thank you very much. If you would like to ask a question or make a comment, you may signal us by pressing the star key followed by the digit 1 on your telephone keypad. Once again, press star 1 if you'd like to ask a question or make a comment and we'll pause for just a moment to assemble the roster.

         And our first question today comes from Alex Henderson at Smith Barney.

(Daryl Armstrong): This is (Daryl Armstrong) speaking on behalf of Alex
         Henderson. I was wondering if you could give us some additional detail in terms of the specific expense synergies that you expect to have in 2001?

Man: Joe do you want to take that?

Joe Chinnici: Sure. The expense synergies are going to come in the area of basically what leverage we can bring in the selling process. The Cyras team has, from what we've seen so far, a great group of people. And we're going to be able to leverage that along with our


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         existing sales force and our existing relationships and channels. And a lot of the synergy we see is going to come from that particular aspect of the business combination.

(Daryl Armstrong): But have you been able to quantify it?

Joe Chinnici: At this point in time, it's a little bit early to be - we're working on that. And we'll give you more information when we have our first quarter conference call.

(Daryl Armstrong): Thank you.

Operator: Our next question today comes from JP Morgan, Gregory Geiling.

Gregory Geiling: Yes good morning guys, a couple questions. First of all, could you talk a little bit about who the trial customer is for the product today?

         And secondly, the folks on the CIENA side, could you talk to us a little bit about, you mentioned that you talked to some of your customers who gave you some great feedback about the product, can you give us a sense of which customers or what type of customer, large income customers versus alternate carriers and things like that?

         Secondly, Joe when do you expect to start generating revenues from the Cyras product? And one final question, is the OC-192 port capability expected to be ready in the product initially when commercial shipments begin?

Gary Smith: Why don't I take the first part of that call and then hand over to Joe Gregory? In terms of the trials, our understanding is they have four customers right now it's in trial with. We're not at a point where we're prepared to disclose who those customers are.


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         In terms of our feedback Gregory, I think it's fair to say it was fairly broadly based, you know, across our customer segments. I think I would say it's tier one type players above incumbents and, you know, the larger emerging players in there as well. So, you know, I think it's, you know, big customers and big potential customers I would characterize it as.

         In terms of OC-192, as Alnoor I think said on the call, one of the trials that are under way right now has OC-192 as a component with it. So we believe that OC-192 will ship certainly early on in the product's release.

         Joe would you like to take the revenue issue?

Joe Chinnici: Sure Gary. Gregory, the revenues we expect to start making shipments in the first half of calendar '01 and effectively based upon (rev req) issues and things of that nature, we haven't played anything into our model significant in our fiscal year '01 revenue picture.

         If we do get revenues, it could be - it'll definitely be less than 10%. And we'll give you probably a lot more direction on that aspect during the next conference call.

Gregory Geiling:  Thanks guys.

Operator: And our next question today comes from Kevin Slocum at WIT Soundview.

Kevin Slocum: I think Greg covered my question. Congratulations guys.

Operator: Now we'll go to Seth Spalding at Epoch Partners.


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Seth Spalding: Hi just a quick question on the competitive differentiation of the Cyras product versus say Cisco's product and the ((inaudible)) right now. Could you just go ((inaudible)) you're comfortable with the details there in terms of how you see this differentiated from a performance point of view?

Gary Smith: Why don't I take that? I think it falls into a number of categories.
         One is obviously the availability of OC-192. The second issue is around port densities. You know, we believe that the Cyras port densities are greater by a factor of two to three on the electrical side and three to four on the optical side.

         Also in terms of flexibility, Cyras has a single OC-3 12 card that can be configured as TDM, ATM or frame relay. That gives a lot of flexibility in terms of sparing, et cetera. And also the data cards available from Cyras have the ability to statistically multiplex across the entire network.

         And so we believe, you know, if you summarize it density, flexibility and the combination of port speeds. So we believe this competes very, very well.

Seth Spalding: Great, quick follow up to that. In terms of estimated pricing for their products, could you give a sense of how you would go in and price that on a, you know, (pure OC 48) if that's irrelevant in that ((inaudible)) and then how you see that comparing to the competition?

Gary Smith: Seth I think we, you know, we're obviously sensitive to the customer people on the call and that kind of information getting out. So, you know, unfortunately I think we're not able to share that with you at this time.

Seth Spalding: Appreciate that. Happy holidays.

Operator: And our next question today comes from John Butler at SG Cowen.


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John Butler: Hey guys congratulations on a great deal. Couple of questions here.
         Gary for you, of your CoreDirector customers, how many expressed a strong interest in this system? I assume you polled them.

         And also is there any overlap with Cyras's current trial customers and your CoreDirector or Metro customers?

         And then Joe for you is there any collar on the deal and is there anything in the contract that locks management into staying with CIENA? Thanks.

Gary Smith: Okay why don't I take the first part of that? John in terms of the, you know, the CoreDirector base of trials, et cetera, I think it's fair to say that, you know, given the synergies with K2 and CoreDirector, you know, there's a fair portion of our, you know, customers who are currently trialing CoreDirector that, you know, have expressed interest in this. And I think, you know, it's for obvious reasons.

         In terms of the overlap there, I think if I got into much more detail, you'd be able to deduce, you know, which ones are which. So unfortunately, I'd have to draw back from adding any further color on that at this time.

John Butler: Fair enough.

Gary Smith: Joe?

Joe Chinnici: Sure. John there is no collar on the deal. In terms of additional detail on the deal, we're going to be publishing an S4 as quickly as we can get the team some sleep because I don't think they've had much last night. And you'll be seeing that over the next couple of weeks. And I think that will answer the rest of your questions there.


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John Butler: Great. Thanks and again congratulations.

Operator: And our next question comes from Alkesh Shah at Morgan Stanley.

Alkesh Shah: Yes thank you. Can you talk a little bit about when the K2 will actually be embedded within the network management system that CIENA's using, the ON-Center product, in terms of timing?

Gary Smith: Steve would you like to take that?

Steve Chaddick: Sure. Good morning Alkesh. One of the reasons that we viewed the K2 as so complimentary was not just because of the embedded internal intelligence that the company reported, but also the quickness with which we could integrate from a management perspective the product into ON-Center.

         And so we have actually - we have underway already to provide some neutral interfaces that would be appropriate for directly coupling the K2 product ends. I would expect by probably the end of the first quarter, calendar quarter if not sooner, we'll see the first pieces of that. And we're going to be pushing that very hard as a strategic effort internally on both sides to complete that integration.

Alkesh Shah: Great thanks Steve. Congratulations guys.

Operator: And moving on we'll now turn to Jeff Lipton at Chase H&Q.

Jeff Lipton: Thanks. First part for Gary. Can you help us understand what's different here versus the Omnia transaction that you did earlier on? And secondly, I'd like to clarify I think I read into one of the earlier questions that (Carin) is your main competition. But I'd like to clarify that.


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         And then a question for Steve. Can you give us a little more detail on where the CoreDirector CI leaves off and this product picks up? Thank you.

Gary Smith: Sure Jeff. I think with the Omnia acquisition, reflecting on that, obviously we were quick to say that the market really didn't develop, you know, as we'd anticipated.

         However, I think, you know, accentuating the positives here, the experience we gained I think through Omnia has proved to be invaluable in the process of both evaluating our next move in this area and specifically in the whole process that led us up to acquiring Cyras in active diligence.

         I would characterize it as this move is more customer driven. And since Omnia's acquisition, we've been able to gain I think a much broader understanding of what's going on in the access place and you've seen movement and traction and much more customer interaction.

         So I kind of, you know, would summarize it that it is more customer driven than perhaps some reflection the Omnia was. And I think the market has also matured a little bit more. Cyras's product, I think this is important, is further along in the development cycle than we were at the time of the Omnia thing.

         And I think we're also a different company in terms of we've got much more robust channels to market now. And I think this fits much better into, you know, the whole CoreDirector story, et cetera which obviously we didn't have at the time of the Omnia acquisition.

Jeff Lipton: How much of this might have to do with the Omnia box being more ATM centric and this box being more SONET centric?


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Gary Smith: Jeff I think that's got an awful lot to do with it. You know, the market did develop in an ATM centric way. I think the TDM is much more aligned to the architecture that, you know, the LightWorks architecture. And so, you know, I think it's a much better fit.

         Also in the sales and service arena, you know, we are getting asked for this kind of product from a sales channel point of view so there's a much better fit there as well.

         On the competitive side, you know, clearly I think it's, you know, a next generation (sound pipe) product. But also I think probably it also competes with Fijitsu as well. So that's the kind of landscape.

Jeff Lipton: Okay. Steve can you help us out with how this works with CoreDirector, where that one leaves off and this one picks up?

Steve Chaddick: Sure. Very quickly, CoreDirector and CoreDirector CI are designed as very high density, high-speed port switches. K2 platform sits adjacent to those network elements either as collector rings as an example in an access environment feeding lower speed signals DS3s, OC-3s, 12s, (gigi) into the CoreDirector base network or even exactly adjacent to CoreDirector so where we need port expansion.

         So CoreDirector isn't very efficient if you want to put lots of DS3 interfaces directly into that product and the K2 is.

         So one application example which is quite practical is in the large national carriers to take CoreDirector OC-48 or OC-192 ports and explode those into lower speed ports via (3s) for example for interface into POPS and other ILEX carriers.


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         So there's a multiple set of application spaces all wind up turning kind of in the same architecture with K2 rings or hubs terminating on CoreDirector for the next level of switching and bandwidth management.

Jeff Lipton: Okay thanks guys. That's very helpful.

Operator: And before moving on, I'd once again like to remind any (sell side) analysts online with us today, if you'd like to ask a question, please press star 1 on your telephone. We'll now go to Goldman Sach's, A.J. Diwan. Please go ahead.

A.J. Diwan: Thank you, a couple of questions. I wanted to understand how you see the product fitting in with the MultiWave Metro products that you already have and what is the connection there?

         And then if you could do a competitive analysis or comparison versus what Sycamore offers in the form of the 3000 and the 4000? And also what products you see from Nortel in this arena?

Gary Smith: Steve do you want to take the first part of that in terms of Metro fit?

Steve Chaddick: Yes, A.J. there's a couple ways I can answer that. You know, because the Metro space is non-homogenous in terms of the architecture, I think there's a few places where they fit together.

         The Metro product we sell today is primarily aimed at large interoffice trunks, typically OC-48 and OC-192, occasionally OC-12. This product is more aimed at the next layer down from that.

         So you would envision as an example in Metro networks that needed our Metro platform for bandwidth between COs that part of the traffic that (lobby) carried would be traveling from K2's to CoreDirector as an example. That's one application space.


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         We also think that longer term in certain applications where capacity needs to be increased in the edge of the network adding WDM probably not as dense as in the interoffice space directly to the K2 platform so really combining some of the features of those is helpful and beneficiary.

         So they are both complimentary and adjacent application spaces for those. And in some cases along metropolitan area networks where there are no issues of fiber density, simple single channel K2s feeding the CoreDirector without WDM at all will be the appropriate architecture.

         So really that's - because of the richness of the Metro space, there are several different ways they play sometimes together, sometimes separately.

Gary Smith: I think specific, the questions from A.J. were, you know, what do - how do we compare against Sycamore in this area and what do we see from Nortel?

Alnoor Shivji: A.J., I don't see any next generation platform from Nortel in terms of Sycamore, the share (OnCore) product is more oriented toward DWDM in the Metro. This product is really a truly next generation SONET WDM multi-service provisioning platform. So it definitely is - has a much greater breadth and depth and probably the best platform of there for growth, for scalability for flexibility and port densities.

A.J. Diwan: Okay. Thank you and happy holidays.

Suzanne DuLong: Thanks A.J. You too.

Operator: We'll take our next question from Robertson Stephens Paul Silverstein.


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Paul Silverstein: My apologies. I just got off a plane. I won't ask you to repeat the whole conference call. But if you could just in terms of how close this product is to ship in S1 revenues?

         And a related question, in terms of the interplay with the current product line, is this product ready to go and other than signing in via your management system, even if you were to lose a lot of the employees in the acquisition, that - it's a standalone product ready to sell? And would you talk about what (lock) you have with respect to employees?

Gary Smith: Okay let me take that Paul. First of all, in terms of just to recap, we're at trials right now with four customers. We anticipate, you know, the general release of this product in the first half of 2001. And in terms of, you know, the maturity of the product, it is fairly mature, you know, in terms of its development cycle obviously to be able to put on customer sites.

         I think the issue in terms of we're doing everything we can in terms of retention of staff both in terms of their focus is to finish the product to continue development on the product.

         There is no acceleration in terms of the options for the staff. So we think we've got the right kind of mechanisms in place for that.

         And I would add, the most important, you know, I think there's a very good cultural fit in terms of the people here. And the product has been tested in CIENA's labs as part of our due diligence process. So I guess the bottom line Paul is we feel pretty confident about it.

Paul Silverstein: Gary, with respect to trial customers, on (principle) customers, is there any overlap with your customer base?

Gary Smith: I think we're not prepared to comment on which ones of those customers are. And I think given any further sign post would narrow it down Paul. So I'm sorry at this time, we can't really - we wouldn't like to explode any more on that.

Suzanne DuLong: Paul, Gary's chuckling because that question came up while you were on the plane. So he deferred answering it once and unfortunately we have to do it again at this point.

Paul Silverstein: My apologies.

Gary Smith: Sorry Paul.

Operator: Anything further Mr. Silverstein?

Paul Silverstein: That's all. Thank you.

Operator: Thank you. Moving on, we'll now go to Jim Kedersha at Adam Harkness, Hill.

Jim Kedersha: Hi guys. Congratulation on the deal on the CIENA side and to you too Alnoor.

Suzanne DuLong: Thanks Dan.

Jim Kedersha: Couple questions, first for Joe. On the guidance that you gave, about the dilution. Just to clarify, is that excluding whatever the goodwill amortization charges turn out to be? And then secondly, on the competitive side for anyone, would the K2 ever be competitive or could you see it in the competitive situation against any of the newer Tellabs product like their 6500? Thank you.

Joe Chinnici: Jim, that is correct. It is exclusive of all of the one-time charges and the intangible amortization. So Gary, I'll let you handle the next one.

Gary Smith: In terms of Tellabs, I think it, you know, it is really a next generation version of that, so, you know, in terms of some of the capabilities of it. So Alnoor, you may want to add some further color to it. But I would think it does squeeze some of the capabilities of Tellabs.

Alnoor Shivji: Yes, I would say that we haven't come across the Tellabs product in any of our customer discussion. And so in terms of where we see that product, it is really - we do not see it in our space.

Jim Kedersha: Okay, thank you.

Operator: Now we'll go to our next question from Ken Leon at ABN AMRO.

Ken Leon: Thank you. Congratulations on the transaction. Three questions -- one for Joe. Any benchmark for dilution in fiscal 2002 since the state is at, it would be accretive sometime late in 2002?

         For Steve, there's a huge laundry list of feature functionality of the K2 platform. Are all these going to be up and running in the first half of next year or some of them, you know, whether it is the (D-SLAM) or MPLS features, are any of these going to be kind of staggered in the release?

         And for Gary, there are quite a few project companies in both Metro and Optical Edge -- (Kestrol), (Astro Point), (Amerblid). What was some positives about this company versus some of the many other private companies?

Joe Chinnici: Okay, I guess I'll go first. In terms of the impact on FY '02, we are still at the point of gathering whatever information is out there on the street with regard to FY '02. And it will become accretive during the latter half of the year as we already discuss.

         To the degree to which it does become accretive, I think Ken, we are going to wait until we get into the next conference call and have more information to share with you because you are also going to want some of the dynamics as to why that is the case and a little bit more detail. So I would defer until that point in time.

         Steve, you want to take the feature timing?

Steve Chaddick: Sure. And Alnoor can help me with this too. I would - you made a good point that there are a lot of features that will be available with the product. We're concentrating first on those features that are most complementary to CoreDirector and CoreDirector based networks. What does that mean? That means low speed degradation, DS3 OC-3, OC-12 for expansion with smart bandwidth provision of the edge, specifically including (gigibit) Ethernet. So - and then adding features on top of that that are in the ATM and (Opti) like MPLS world as fast as we can.

         But we have fairly immediate application space for the smart bandwidth provisioning aspects of the product. And those are also the ones that have planned to come out earliest. So that and as was mentioned earlier, the (ten key) ports are early in the product release, early in the year. And that's what we think is most important.

         Alnoor, you want to add anything to that?

Alnoor Shivji: Yes, most of the features will be coming in the half of next year. And many of these will be released earlier. In fact, most of - a lot of those - these features are being tested - being trialed today. The SDH portion will come a little later. And some of the other kind of features which really have not been included here would be coming a little later.

Gary Smith: Okay Ken, in terms of the latter part of - or your third question, yes there are a lot of private companies in this area. You know, this is a big market potential. We evaluated the market pretty extensively. And I think it really came down to three kind of things.

         Number one was the customer attraction and interest. Number two was the maturity of the product and the architecture of it and the benefits, OC-192 density, flexibility, et cetera. And I think the third thing was the experience of the engineering team within a Telco environment and the cultural fit.

         So we did a lot of diligence in terms of the marketplace. And we clearly believe that Cyras had the best of breed product and in terms of future value in terms of the engineering team and the cultural fit between the companies.

Ken Leon: If I can ask one last question, just on the (gigi) interoperability.
         Does this in any way take away from the announcement last week that CIENA had with Cisco which was the OC-192 interoperability with the Cisco 1200 routers?

Gary Smith: It really adds to it Ken. It allows it to go to carry that capability right to the edge of the network and aggregate it through into CoreDirector. So it really supports the announcement we had last week.

Ken Leon: Okay terrific. Thank you.

Operator: Now we'll go to Gina Sockolow at Brean Murray.

Gina Sockolow: Thank you. If this acquisition is to garner expertise in IT, could you tell us about the IP team inside Cyras and how you plan to retain the principals, the founders and the technology staff that's currently in place in terms of the payout, the duration that they'll be tied in and any incentive to stay? And then I have a follow-on question.

Gary Smith: Gina, let me - you know, this is not primarily motivated by the IP piece. You know, there are other players in the marketplace that do this very well. This is really not the prime motivation for this. It's really, you know, grooming and aggregation and intelligence at the edge of the network.

Gina Sockolow: Okay, can you tell me about the - what is your IP - what is the IP team inside of Cyras?

Gary Smith: Alnoor, would you like to comment?

Alnoor Shivji: IP, you mean intellectual property or...

Gina Sockolow: IP packet process.

Alnoor Shivji: ...IP packet processing. Well we have built a team that is very focused on layer 2 switching. And that actually has been our focus. And for the most part, our focus has been more in terms of bit aggregation of layer 2 which is MPLS IP. But focus is on layer 2 aggregation.

Steve Chaddick: Yes, Gina this is Steve. Let me just echo that for a second. A lot of people lump those two things in the same bucket. We actually have had the same exact architectural philosophy for a while now. And that is that the convergence of the IP world and the transport world if you were where we play, comes through what will - what is now being called GMPLS, Generalized MPLS or what was called MP (Land to S), that we've been working hard on the standards to solidify over the past year or so.

         Our view is that layer two switching and the edge product like this is appropriate going beyond - much beyond that, putting full layer 3 functionality right at the edge. It's better left to the (router) guys and will be complementary to them as opposed to competing with those with ((inaudible)) and these sorts of products.

         So that's been our philosophy internally for a while. It's echoed here in Alnoor's team. And one of the reasons that we felt quite good about this combination is we had an identical philosophy of how to build networks in this space to work in this data center and the world we find ourselves in today. And - so that matter, the (carries) believe it too which is obviously to get a - a good place to get a reference.

         So we're very comfortable with that. And we have very high confidence in the MPLS team here to carry us forward there.

Gina Sockolow: And how long are they tied in for?

Gary Smith: Gina, you know, I mentioned a little bit earlier on about there's no acceleration any of the options that the employees have. But I think, you know, perhaps even more important than that, is I think that, you know, the people within Cyras recognize the opportunity to really realize their vision of the network architecture with CIENA.

         You know, we bring a lot of things to the table that we can leverage. And that really allows them to be successful. And they buy into the value that they can create as part of a bigger stronger entity.

Gina Sockolow: Okay.

Alnoor Shivji: If I could add to Gary that, you know, Cyras is very excited to be part of CIENA. And I believe our vision is very similar. And I think we can be the - truly the only player that can provide a full end to end solution in the optical space.

Gina Sockolow: Okay, but if the approach is packet-over-TDM using server card, and that is a layer 1 approach, what is the plan to move up to higher layers? I understand you're going to use OC-192 onto the Cyras to pass the packets. But how do you get the flow control?

Suzanne DuLong: Hey Gina, let me interrupt at this point. Maybe this is a conversation we could arrange for you to have with Steve or Alnoor our of the conversation. We may be getting just a little bit deep into the technology for some of the other listeners.

Gina Sockolow: Okay, thank you.

Suzanne DuLong: Thanks very much. We'll set that up for you.

Operator: And we'll now go to Deutsche Bank's Raj Srikanth.

Raj Srikanth: Thank you. I have two very simple questions. One is the biggest target customers for Cyras primarily the ILEX being, you know, in the SONET (box)?

         The second question is, does Cyras have any potential orders on the books which are subject to taxes -- some number that they can look at? Thank you.

Gary Smith: Raj, in terms of the target market segments, I think while (Stylex) is very attractive, I think it is broader than that. The product has currently got (NAB)s, going through (Osmine). You know, so I think it's well placed for a broader market than just the - you know, than just the ILEX, you know, much the same as CoreDirector is, you know, very similar in terms of the, you know, potential market segments.

         In terms of, you know, revenues, I think Raj, as Joe has already guided, you know, we won't - we're not really in a position to talk about that until probably the February the 15 conference call. You know, it's early date in terms of release of this product into the marketplace.

Raj Srikanth: Thanks Gary.

Gary Smith: Thank you.

Operator: And we have time for one more question and that will come from Niko
         Theodosopoulos with UBS Warburg.

(Rubin Roy): Hi guys. Congratulations. This is actually Rubin Roy for Nikos. I was wondering if you could tell us how far along you are in the customer trials and what the single time frame completed trial would be?

Gary Smith: Rubin, I think it is fair to say that we've just begun those trials.
         So we are at the early phase of that. You know, our experience with CoreDirector is these things can take longer than you think. But we do expect the cycle time to be slightly shorter than CoreDirector.

         And it does vary from customer to customers. So that's why we're somewhat guarded in terms of being able to give any sort of further guidance in terms of customer adoption right now.

(Rubin Roy): Okay thanks.

Operator: That concludes the question and answer session. I'll turn the program back to our speakers for any closing comments.

Gary Smith: I'd like to thank everybody for joining us this morning and appreciate the short timing of the notice and certainly appreciate your continued support. Thank you and have a happy holidays.

Operator: That concludes our program. Once again everyone, thank you for your participation and have a nice day.


                                       END

NOTE TO INVESTORS

This press release contains certain forward-looking statements based on current expectations, forecasts and assumptions of the Company that involve risks and uncertainties. Forward-looking statements in this release, including, but not limited to CIENA's intent to account for the transaction as a purchase and its expectation that the transaction to qualify as a tax-free reorganization, CIENA's expectation that on a pro forma basis the transaction will become accretive during the latter half of the Company's fiscal year 2002, assuming expected revenue and cost synergies, as well as anticipated product pricing, CIENA's expectation that this transaction to be dilutive to expected 2001 earnings per share by $0.19 to $0.22, CIENA's expectation that this transaction will close in the first calendar quarter of 2001, CIENA belief that it will be able to enhance its strategic position as a pure-play next generation equipment provider and expand its addressable market opportunities in the high-growth metropolitan area markets, that ability of the K2(TM) -- Trans-Metro Optical
(TMO) platform to provide CIENA with comprehensive, synergistic, end-to-end capabilities for the creation and management of customized services with unmatched scalability, agility and efficiency, the ability of K2 to deliver advanced provisioning and transport functions to service provider's existing metropolitan networks enabling carriers to adapt to rapidly changing, demanding and complex mixed-traffic environments, the ability of the K2 product to incorporate the functionality of digital cross-connects, SONET Add/Drop Multiplexers, ATM service access multiplexers and switches, Frame Relay access switches, DSLAMs, DWDM wavelength adapters and MPLS switches in a single network element and to realize an immediate 10 to 40-fold increase in price/bandwidth efficiencies over current legacy network solutions and the expected commercial availability of K2 in the first half of calendar 2001 are based on information available to the Company as of the date hereof. The Company's actual results could differ materially from those stated or implied in such forward-looking statements, due to risks and uncertainties associated with the Company's business, which include the risk factors disclosed in the Company's Report on Form 10K filed with the Securities and Exchange Commission on December 7, 2000. Forward looking statements include statements regarding the Company's expectations, beliefs, intentions or strategies regarding the future and can be identified by forward looking words such as "anticipate,"

"believe," "could," "estimate," "expect," "intend," "may," "should," "will," and "would" or similar words. The Company assumes no obligation to update the information included in this press release, whether as a result of new information, future events or otherwise.

         CIENA, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Cyras stockholders. Cyras, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Cyras stockholders.

         INVESTORS ARE URGED TO READ THE PROXY STATEMENT - PROSPECTUS RELATING TO THE FOREGOING TRANSACTION TO BE FILED WITH THE SEC BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT - PROSPECTUS AND OTHER DOCUMENTS FILED BY CIENA WITH THE SEC MAY BE OBTAINED WHEN THEY BECOME AVAILABLE FOR FREE AT THE SEC'S WEB SITE, WWW.SEC.GOV. THE PROXY STATEMENT-PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM CIENA. REQUESTS TO CIENA MAY BE DIRECTED TO 1201 WINTERSON ROAD, LINTHICUM, MD. 21090, ATTENTION: INVESTOR RELATIONS.